Exhibit 8.1

Significant Subsidiaries of Sociedad Química y Minera de Chile S.A.

Name of Subsidiary	Country of Incorporation
SQM Industrial S.A.	Chile
SQM Nitratos S.A.	Chile
SQM Salar S.A.	Chile
Minera Nueva Victoria S.A.	Chile
Servicios Integrales de Transito y Transferencia S.A.	Chile
Soquimich Comercial S.A.	Chile
SQM North America Corp.	USA
SQM Europe N.V.	Belgium

For a complete list of foreign and domestic subsidiaries see Note 2.4.a to the Consolidated Financial Statements.